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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING


(Check one):
     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form N-SAR
For the Period Ended: June 30, 1996
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[ ] Transition Report on Form 10-K          [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F          [ ] Transition Report on form NN-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:
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READ INSTRUCTION (ON THE BACK PAGE) BEFORE PREPARING FORM, PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates:
        --------------------------------.

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                         PART I. REGISTRANT INFORMATION

Full Name of Registrant La Jolla Diagnostics, Inc.
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Former name if applicable
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Address of principal executive office (Street and number)

                           7777 Fay Avenue, Suite 160
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City, State and Zip Code La Jolla, CA 92037
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                        PART II. RULE 12B-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check where appropriate.)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                              PART III. NARRATIVE

State below in reasonable detail the reasons why form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The number of shares of common stock outstanding as of June 30, 1996 are being reconciled with the transfer agent. The reconciliation is necessary due to the exercise of existing warrants on or about June 30, 1996. This project is expected to take approximately 15 days to complete and was started on September 25, 1996.

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                           PART VI. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

          Don Brucker                (619)                  454-6790
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           (Name)                 (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) be filed? If the answer is no, identify report(s)

                                                  [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [ ] Yes   [X] No

If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           La Jolla Diagnostics, Inc.
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                  (Name of Registrant as Specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  September 27, 1996                   By:        /s/ Don Brucker
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                                              President/Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sin on behalf of the registrant shall be filed with the form.